INVEST IN **VEGAN FINE BRANDS**

We are a retail and consumer products company in the plant-based CPG market.



vegan
FINE FOODS

veganfinebrands.com Boca Raton FL



Retail | Technology | Food | B2C | Sustainability

LEAD INVESTOR

Jacqueline Familia Retired

I invested in Vegan Fine Brands because of their ambitious mission to make healthier plant-based foods accessible to everyone. I love the niche focus on plant-based foods and health and wellness products (projected to be a 50B+ global market) and think they will achive success with their unique business model. The leadership team is strong with extensive business experience. CEO Steven Smith brings his passion as a long time vegan to Vegan Fine Brands. The teams' shared passion will help drive the company forward as they scale. I am impressed by their organic growth and remarkable branding. It s already a well known brand in the US as a first mover in the plant based retail market. I believe Vegan Fine Brands can take off as they add more franchises, open more locations and launch their online store.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. We have generated over $2.5M in revenue since launching.
2. 100K+ customers served.
3. Over 50% of our customers aren't vegan. Vegan foods have wide appeal!
4. Parent company of Vegan Fine Foods, Vegan Fine Cafe & Vegan Fine Body. All in fast-growing markets!
5. This raise will support new corporate and franchise locations, e-commerce and private-label brands.
6. The plant-based food sector is growing at five times the rate of the larger food industry.
7. Plant-based shoppers spend on average 61% more than the average shopper
8. Our team is comprised of Ph.Ds and MBAs with extensive knowledge of the food industry.

Our Team



Steven Smith Founder and CEO

Creating Vegan Fine Brands, and then launching Vegan Foods Foods, the first all-vegan market of its kind in the United States.

> I chose this idea to solve the problem of limited access to high-quality foods that many experience. I care because I believe that everyone should have the opportunity to conveniently shop for foods that support health, wellness, and a better quality of life.



Rainford Knight Global Head of Finance

Having the opportunity to apply my financial experience over the years in building businesses from scratch.



Sara Sherbondy Global Head of Operations

Leading a team of engineers, supply chain management and operations professionals in launching a new shipping platform in the Middle East region....and now using those skills to help take Vegan Fine Brands to the next level.



Nihat Strider Global Head of Marketing

Founding and building a successful marketing firm that helps others launch successful brands and fulfill dreams.



Cynthia Mullins Global Head of Human Resources

Supporting an organization grow and expand beyond the United States. I created and established the firm's international Legal and Human Resources functions which allowed us to conduct business on a global scale and deploy our consultants worldwide.



Brian Feser Global Head of Strategy and Development

Creating and developing opportunities for all individuals to become financially independent and creating generational wealth through franchise opportunities with Vegan Fine Brands.

The Story of Vegan Fine Brands

Vegan Fine Brands, Inc. was formed in December 2016. We launched our flagship retail store, Vegan Fine Foods, in 2018. It's been an amazing journey and we have barely scratched the surface of the potential of the exploding natural plant-based foods market. Here's the story of Vegan Fine Brands, from concept to creation, from an idea to reality.

The Problem

Access to vegan products has not kept up with rising demand

World population growth has corresponded with an increase in the consumption of animal-based foods. This has placed considerable strain on the world's natural resources, including land, energy, water, and nutrients. It has been projected that by 2050, our planet will no longer be able to meet the demand for meat-based food products.

> **"**
>
> **A diet rich in plant-based foods & with fewer animals source foods confers both improved health & environmental benefits.**
>
> Prof. Walter Willett, MD
> *Harvard School of Public Health*

Consumer awareness and sentiment has shifted accordingly and there is now a fast-growing demand for plant-based food, health, and beauty care products. In the last few years, food producers have started to meet that demand. According to the Good Food Institute, more than 700 new plant-based meat, egg and dairy products were launched in 2019.

But this ever-growing community of vegans and non-vegans alike have limited physical and online locations to purchase vegan products. Ultimately, these products are still not as accessible to the public as they should be.

Additionally, we believe these products are expensive and fragmented across many different markets.

Fast Growing Consumer
Demand For Plant-Based
Food
Health
Beauty
Is Hindered By
Limited Physical Location
High Price Tags
Limited Online Stores













World population growth has corresponded with an increase in the consumption of animal-based foods. This has placed considerable strain on the world's natural resources, including land, energy, water, and nutrients. It has been projected that by 2050, our planet will no longer be able to meet the demand for meat-based food products.

The Solution

A groundbreaking, all-vegan consumer products company

Vegan Fine Brands Corporate Structure
Parent Company
Vegan Fine Brands, Inc.
Retail Foods
Vegan Fine Foods, LLC
Franchisor
Vegan Fine Franchising, LLC
Retail Health+Beauty
Vegan Fine Body, LLC



When Vegan Fine Brands was founded in 2016, there were limited vegan grocery stores or markets in the U.S. So we started by launching our first store, Vegan Fine Foods, in Fort Lauderdale, FL in 2018.



vegan fine FOODS

vegan



Our Fort Lauderdale, FL location is one of the first all-vegan grocery stores in the US

 

Four months later, we launched Vegan Fine Café inside of the Vegan Fine Foods market. This made us the one of the first all-vegan markets and cafés in America with over 4,000 square feet in retail space.

vegan fine café

 

 

In late 2019, we launched Vegan Fine Body with 1,000 square feet of retail space right next door to the Vegan Fine Foods market. Vegan Fine Body is a specialty boutique focused on vegan alternatives for health and wellness.

Our stores are the one-stop shop for plant-based groceries, health, and beauty products. They are bridging the gap between accessibility and ethical sourcing for our audience of vegan-living customers.

vegan fine BODY

 





The Market

The plant-based food segment vastly outgrew the larger food industry in 2019

In grocery stores across the U.S., plant-based food sales are growing steadily, while sales of many conventional animal products are stagnant or declining. Last year, while the overall food market grew at just 2.2%, the plant-based food sector saw growth at over 11%.



2019 Growth of Total
PLANT-BASED FOODS
vs. Total Food
Plant-Based Food
11.4%
All Food
2.2%

Source: 52 Weeks Ending December 2019, Commissioned Data from SPINS

The global plant-based foods market is expected to reach $74.2 billion by 2027. The global plant-based meat market by revenue is expected to grow at a CAGR of over 18% during the period 2019-2025.

This same trend holds true throughout the industry, with plant-based meats gaining momentum in the pandemic, up 148% more than last year, spiking at 50% over the peak panic buying of animal-based meat.



Three-Year
PLANT-BASED FOODS
Dollar Sales
2017
$3.9B
2018
$4.5B
2019
$5.0B
29%
increase

Source: 52 Weeks Ending December 2019, Commissioned Data from SPINS

Plant-based milk grew at 5% versus just 0.1% for dairy overall. In fact, plant-based milk sales totaled $2 billion in 2019 and now accounts for 14% of the retail milk industry.

As the modern consumer's preferences continue to change, we believe massive opportunities have opened for new brands to gain loyal customers. Growing retail segments include prepared and packaged foods, beverages, vitamins, supplements, CBD products, cosmetics, and skin/body/hair care products.

Opportunity For Growth
In Plant-Based Alternatives

Food/Beverage Growth	4 wks	52 wks
All	+15%	+9%
Natural	+17%	+11%
Plant-Based	+30%	+22%

Source: SPINS Natural Enhanced Channel and MultiOutlet Channel (powered by IRI), data ending 6/14/20

Our Traction

$1M in first year of operations

Our stores are now home to some of the best unique local brands, which we curate to serve our diverse customer base. This is all in service of our broader mission: To make vegan living and a plant-based diet accessible to everyone.

Since opening, we've taken in approximately $1M in revenue in our first year of operating Vegan Fine Foods while serving more than 50K satisfied customers.

We've been growing our online presence as well, with over 25K followers across platforms and an email list with thousands of customers.

Our Mission:
Make Vegan Living & A Plant-Based Diet Accessible To All

$1M+	50K+	25K+
		
Revenue	Customers	Followers

At the end of 2019 we introduced our all-vegan wine & craft beer bar inside our Fort Lauderdale location, and entered the retail market for high-end CBD and hemp-based products.

Launched
All Vegan Wine





Also in 2019, we began launching our private label brands and have aggressive plans to introduce over 100 new products in the next 12 months.



What We Do

Balancing an amazing array of products with detail-oriented, helpful service

Our stores are much more than just a marketplace — they're a place where our diverse customer base of vegans and non-vegans alike can come together and shop, eat, drink, and socialize.

Share The Bond Of Vegan Living

 Shop  Eat  Drink  Socialize



Our products are always on the cutting-edge, featuring the most sought-after and highest quality vegan products in every sector.

We are changing the narrative around vegan products - we aim to make them accessible to everyone.



The Business Model

Diverse revenue streams, including retail, e-commerce, and franchising

Vegan Fine Brands' business model includes a variety of revenue streams, beginning with its in-store sales of vegan products. Our in-store sales' margins are compounded with our private label product sales, as well as our in-store services.



Franchise Sales & Royalties

E-commerce Retail Sales

Private-Label Product Sales & Royalties

Brick & Mortar Retail Sales

We will soon complement our brick-and-mortar location with a robust e-commerce platform, which in addition to product sales, will also sell advertising opportunities.

Our Vegan Fine Cafe acts as our own quick service restaurant, with prepared foods, additional retail products, catering services, and meal kits.

Launched Brands



Anticipated Launches







At Vegan Fine Body, we sell vegan and cruelty-free health and beauty care products, as well as in-store services like make-up and skin treatments. We will also sell these products online.

Lastly, we plan to have our Vegan Fine Franchising arm take in revenue through the sale of our Vegan Fine Foods, Cafe, and Body franchises, as well as royalties from all of their gross sales. We have a number of interested, prospective franchisees, and we are planning to enter into franchise agreements in the future.

How We Are Different

An entire portfolio of completely vegan brands

We have a number of different competitors on both the national and local level, and have established advantages over both segments.

Compared to our national competitors like Whole Foods and Trader Joe's, our positioning as a completely vegan retailer will hold much appeal for our target customers. We believe vegan consumers will gravitate towards a retailer that is 100% committed to an all-vegan lifestyle.



Everything Our Businesses Sell Is 100% Vegan

Everything In Our Store
100% Vegan

Against our smaller, independently-owned peers, we will have a considerable edge in product sourcing. Additionally, we believe the services we provide within our stores will make our shoppers' experiences one-of-a-kind.



vegan
vegan fine BODY

The Vision

The global leader in plant-based retail

We want to be the most admired plant-based consumer products company in the world, with our brands as leaders in their market segments and product categories. We will achieve our mission as the global leader in plant-based retail by being faster, smarter, agile, passionate, and strategic.

We want to become the most admired plant-based retailer in the U.S.



With our private label brands now launched, we hope to cement Vegan Fine Brands as a destination for the highest quality in vegan products.

Ultimately, Vegan Fine Brands and our subsidiaries will be known for world-class customer service, the highest quality plant-based products, and the best place to work and flourish.


Highest Quality Plant-Based Products


Best Place To Work


World-Class Customer Service

Our Leadership

A track record of success in the food industry and beyond

Founder and CEO Steven Smith has spent time working for Procter and Gamble and PepsiCo in various capacities using his skills as an engineer and manager. He holds an MBA and Ph.D in Strategy and International Business from Rutgers University.


Steven Smith
Founder/CEO

Head of Finance, Rainford Knight, has a Ph.D. in Finance from Florida Atlantic University, as well as years of experience in corporate finance, risk management and due diligence for hedge funds and private and commercial banks.


Rainford Knight
Head of Finance

Head of Operations, Sara Sherbondy, has a proven record of success in supply chain management, operations, and logistics, and has been called upon for her expertise in advisory roles for many large corporations around the world. Sara holds an MBA from Florida Atlantic University.



Sara Sherbondy
Head of Operations

Head of Human Resources, Cynthia Mullins, has held senior positions prior to joining Vegan Fine Brands. She serves as president of Baldwin Rise Advisory Services and as international legal counsel for JMW Consultants, Inc. Cynthia holds a juris doctor degree from the University of Connecticut School of Law and degrees in business ethics and compliance.



Cynthia Mullins
Head of Human Resources

Head of Marketing, Nihat Strider, has an extensive marketing background in industries. He is the founder of Florida Marketing Group, a company specializing in creating tailored marketing solutions, marketing strategies and conducting market research. Nihat's expertise includes digital marketing and e-commerce. He holds an MBA in Marketing from Florida International University.



Nihat Strider
Head of Marketing

Brian Feser was appointed as Global Head 0f Strategy and Development for Vegan Fine Brands in January 2021. In this role he is focused on developing and executing Vegan Fine Brands strategic vision, plans, goals and initiatives which revolve around franchise optimization; business development; and special focus areas for the entire brand of companies. Brian holds a graduate degree from Central Michigan University in Human Resources and Business Administration. He was awarded a Master of Science Degree in National Security and Strategic Studies from the Naval War College and a Baccalaureate Degree from Towson University in Maryland.



Brian Feser
Head of Strategy and Development

Why Invest

One of the first-movers in a rapidly growing market

We are one of the first-movers in a fast-growing and exciting market in the U.S. and globally. And we have proven through our first few years of operation that there is a large, passionate community of vegans looking exactly for the products and experience we offer.

With your investment we aim to continue our expansion via franchising in the U.S. and internationally, new e-commerce assets, and further development of our private label brands. We plan to establish ourselves as a market leader in the natural, organic, and plant-based retailing industry.


VEGAN FINE WINES
VEGAN FINE WINES
VEGAN FINE WINES
VEGAN FINE WINES
sara kary
Rose Water Toner
sara kary
Scrub
Sea Salt
ASTRINGENT CREAM
CALMING EYE CREAM